UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On May 26, 2026, Antelope Enterprise Holdings Ltd. (the “Registrant” or the “Company”) entered into a Note Purchase Agreement (the “Purchase Agreement”) with an accredited investor, for the issuance and sale of a convertible promissory note (the “Convertible Note”) with an original principal amount of $3,000,000 in a registered direct offering (the “Offering.”) The interest rate of the Convertible Note is 8.00% per annum.

The Convertible Note will mature 18 months after the date of issuance, unless earlier converted, redeemed or repurchased. A holder may convert the Convertible Note into class A ordinary shares of the Company, no par value per share (the “Class A Ordinary Shares,”) subject to a 9.99% beneficial ownership limitation. The conversion price will equal to 90% of the lowest daily trading price as reported by Bloomberg page ‘AEHL US AQR’ (or, if unavailable, a comparable nationally recognized data source reasonably selected by the Company) for the regular trading session during Trading Day immediately preceding the delivery of the Conversion Notice subject to certain provisions set forth in the Convertible Note (all as defined in the Purchase Agreement and/or the Convertible Note, as applicable).

The Offering closed on May 26, 2026. The Company received gross proceeds of approximately $3 million from the Offering before deducting estimated offering expenses payable by the Company.

The Convertible Note and the Class A Ordinary Shares issuable upon conversion of the Convertible Note will be issued pursuant to a prospectus supplement, which was filed with the Securities and Exchange Commission on May 26, 2026, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-295047), which was declared effective by the Securities and Exchange Commission on May 5, 2026.

A copy of the opinion of Ogier relating to the legality of the issuance and sale of the securities is filed as Exhibit 5.1 hereto.

The foregoing description of the Purchase Agreement and the Convertible Note does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed to this Current Report on Form 6-K as Exhibits 10.1 and 10.2, respectively and are incorporated herein by reference.

The information in this Form 6-K (including any exhibit hereto) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Exhibits

Exhibit No.	Exhibit Description
5.1	Opinion of Ogier
10.1*	Note Purchase Agreement, dated May 26, 2026
10.2*	Form of Convertible Promissory Note
23.1	Consent of Ogier (included in Exhibit 5.1)

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2026	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer

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